Exhibit 4


MEMO TO:       SHONEY'S BOARD OF DIRECTORS

FROM:          NASIF BOARD OF DIRECTORS

DATE:          MARCH 31, 1995

RE:            RAY DANNER PROPOSAL


The members of NASIF Board of Directors are committed to working in the best interest of the entire organization. We have a first-hand understanding of the needs of the system and of the responsibility with which Shoney's Board of Directors is charged.

Therefore, after a lengthy meeting with Ray Danner to discuss his proposal to Shoney's Board of Directors, the Board of Directors of NASIF has unanimously accepted the following resolution.

WHEREAS, the members of the NASIF Board of Directors are keenly aware of the current financial situation facing Shoney's and recognize the need for immediate action to restore the patterns of success; and

WHEREAS, operations are one of the key elements of a rapid recovery for Shoney's; and

WHEREAS, Ray Danner has board knowledge of how to improve the operational standards within the system; and

WHEREAS, the members of the NASIF Board of Directors believe that Ray Danner has the ability to restore those patterns for success, and that Shoney's has a limited window of opportunity;

NOW, THEREFORE, BE IT:

RESOLVED, that the members of the NASIF Board of Directors hereby endorse and support the offer made by Ray Danner for his return to being Chief Executive Officer/Chairman of the Board of Shoney's and we encourage the Board of Directors of Shoney's to accept Ray Danner's offer immediately.

We offer this resolution in the interest of the system and support the decisions of Shoney's Board of Directors.